Exhibit 12.1
Brandywine Realty Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions
(in thousands)

	For the years ended December 31,
	2007	2006	2005	2004	2003
Earnings before fixed charges:
Add:
Income (loss) from continuing operations (a)	$28,761	$(18,729)	$32,778	$49,559	$65,424
Minority interest attributable to continuing operations	1,376	(1,516)	1,043	2,165	8,804
Fixed charges — per below	191,069	191,614	86,191	61,443	69,476
Less:
Capitalized interest	(17,476)	(9,537)	(9,603)	(3,030)	(1,503)
Preferred Distributions of consolidated subsidiaries	—	—	—	(832)	(7,069)

Earnings before fixed charges	$203,730	$161,832	$110,409	$109,305	$135,132

Fixed charges and Preferred Distributions:
Interest expense (including amortization)	$167,171	$175,784	$73,918	$54,610	$57,835
Capitalized interest	17,476	9,537	9,603	3,030	1,503
Proportionate share of interest for unconsolidated real estate ventures	6,422	6,293	2,670	2,971	3,069
Distributions to preferred unitholders in Operating Partnership	—	—	—	832	7,069

Total Fixed Charges	191,069	191,614	86,191	61,443	69,476

Income allocated to preferred shareholders	7,992	7,992	7,992	9,720	11,906

Total Preferred Distributions	7,992	7,992	7,992	9,720	11,906

Total combined fixed charges and preferred distributions	$199,061	$199,606	$94,183	$71,163	$81,382

Ratio of earnings to combined fixed charges and preferred distributions	1.02	(b )	1.17	1.54	1.66

(a)	Amounts for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 have been reclassified to present properties sold. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.

(b)	Due to the registrant’s loss in fiscal 2006, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $37,774 to achieve a coverage of 1:1. The losses in fiscal 2006 included significant depreciation of operating real estate and amortization of lease intangibles resulting from recent acquisitions.